

07000970

COMMISSION
549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Absolute Return Advisors, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7190 Main Street
(No. and Street)

Manchester Center (City) VT (State) 05255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Berti 802/362-0825 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siliski and Buzzell, P.C.
(Name – *if individual, state last, first, middle name*)

49 North Main Street (Address) Rutland (City) VT (State) 05701 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald E. Betti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Absolute Return Advisors, LTD, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

Absolute Return Advisors, LTD [13]

SEC FILE NO. 8-50104 [14]

FIRM I.D. NO. 42938 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

7190 Main Street [20]
(No. and Street)

Manchester Center [21] VT [22] 05255 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 01/01/06 [24]

AND ENDING (MM/DD/YY) 12/31/06 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Berti [30]

(Area Code) — Telephone No. 802/362-0825 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDIITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the 28th day of February 2007

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) Ronald E Berti
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Siliski and Buzzell, P.C. [70]

ADDRESS

49 North Main Street [71]	Rutland [72]	VT [73]	05701 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Absolute Return Advisors, LTD

N 2 | 100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 173,307	200			$ 173,307	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	243,778	290			243,778	800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Absolute Return Advisors, LTD — as of 12/31/06

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable	Non-Allowable	Total
E. Stocks and warrants ▼9		$ [410]		
F. Options		[420]		
G. Arbitrage		[422]		
H. Other securities		[424]		
I. Sport commodities		[430]		$ [850]
8. Securities owned not readily marketable:				
A. At Cost ▼8	$ [130]	[440]	$ [610]	[860]
9. Other investments not readily marketable:				
A. At Cost	$ [140]			
B. At estimated fair value		[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. Exempted securities	$ [150]			
B. Other	$ [160] ▼10	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:				
A. Exempted securities	$ [170]			
B. Other	$ [180]	[470]	[640]	[890]
12. Memberships in exchanges:				
A. Owned, at market value	$ [190]			
B. Owned at cost			[650]	
C. Contributed for use of company, at market value		▼12	[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670] ▼14	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[490]	[680]	[920]
15. Other Assets:				
A. Dividends and interest receivable		[500]	[690]	
B. Free shipments		[510]	[700]	
C. Loans and advances		[520]	[710]	
D. Miscellaneous ▼11		[530]	2,821 [720]	2,821 [930]
16. TOTAL ASSETS		$ 417,085 [540]	▼13 $ 2,821 [740]	$ 419,906 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Absolute Return Advisors, LTD as of 12/31/06

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040	$	1250	$	1470
18. Securities sold under repurchase agrement				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060		1280		1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070			21	1510
2. Other	16	1080		1290		1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095	19	1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other:		1110		1320		1570
20. Payable to customers:						
A. Securities accounts-including free credits of 15 $ [950]		1120			22	1580
B. Commodities accounts	17	1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]				1360		1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable	11,409	1170			11,409	1640
C. Income taxes payable		1180			23	1650
D. Deferred income taxes			20	1370		1660
E. Acrued expenses and other liabilities		1190				1670
F. Other	18 25,730	1200		1380	25,730	1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Absolute Return Advisors, LTD — as of 12/31/06

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	25 [1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 24 $ [970]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]			
B. Securities borowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	27 [1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		26 [1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ 37,139 [1230]	$ [1450]	$ 37,139 [1760]

Ownership Equity		Total
27. Sole Proprietorship		$ [1770]
28. Partnership-limited partners	$ [1020]	$ [1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock		28 71,380 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		311,387 [1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 382,767 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 419,906 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Absolute Return Advisors, LTD as of 12/31/06

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Conditon - Item 1800			$ 382,767	3480
2. Deduct Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital				3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 382,767	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 2,821	3540		
1. Additional charges for customers' and non-customers' security accounts	$	3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver		3570		
1. Number of items [3450]				
C. Aged short security differences-less reserve of $ [3460] number of items [3470]		3580		
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities - proproetary capital charges		3600		
F. Other deductions and/or charges		3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(2,821)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 379,946	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities committments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants		3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 379,946	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Absolute Return Advisors, LTD — as of 12/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$	2,476	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14.	Excess net capital (line 10 less 13)	$	129,946	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	35 $	129,946	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Sub-amount	Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$	37,139	3790
17.	Add:						
	A. Drafts for immediate credit	34 $		3800			
	B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19.	Total aggregate indebtedness				$	37,139	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	10.82	3850
21.	Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%	10.82	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description		Amount	Code
22.	2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28.	Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

Line	Description		Amount	Code
29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	-	3860
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	-	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER Absolute Return Advisors, LTD

For the period (MMDDYY) from 01/01/06 [3932] to 12/31/06 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item				Amount	Code
1. Commissions:					
a. Commissions on transactions in listed equity securities executed on an exchange			$	1,270,127	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter					3937
c. Commissions on listed option transactions					3938
d. All other securities commissions					3939
e. Total securities commissions					3940
2. Gains or losses on firm securities trading accounts					
a. From market making in over-the-counter equity securities					3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943			
b. From trading in debt securities					3944
c. From market making in options on a national securities exchange					3945
d. From all other trading					3949
e. Total gains or (losses)					3950
3. Gains or losses on firm securities investment accounts					
a. Includes realized gains (losses)	8,750	4235			
b. Includes unrealized gains (losses)		4236			
c. Total realized and unrealized gains (loses)				8,750	3952
4. Profits or (losses) from underwriting and selling groups					3955
a. Includes underwriting income from corporate equity securities		4237			
5. Margin interest					3960
6. Revenue from sale of investment company shares					3970
7. Fees for account supervision, investment advisory and administrative services				115,271	3975
8. Revenue from research services					3980
9. Commodities revenue					3990
10. Other revenue related to securities business					3985
11. Other revenue				1,358	3995
12. Total revenue			$	1,395,506	4030

EXPENSES

Item				Amount	Code
13. Registered representative's compensation			$		4110
14. Clerical and administrative employees' expenses				259,393	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers				206,558	4120
a. Includes interest credited to General and Limited Partners capital accounts		4130			
16. Floor brokerage paid to certain brokers (see definition)				65,870	4055
17. Commissions and clearance paid to all other brokers (see definition)				2,000	4145
18. Clearance paid to non-brokers (see definition)					4135
19. Communications				34,872	4060
20. Occupancy and equipment costs				90,459	4080
21. Promotional costs					4150
22. Interest expense				364	4075
a. Includes interest on accounts subject to subordination agreements		4070			
23. Losses in error account and bad debts					4170
24. Data processing costs (including service bureau service charges)					4186
25. Non-recurring charges					4190
26. Regulatory fees and expenses				11,760	4195
27. Other expenses				926,626	4100
28. Total expenses			$	1,606,652	4200

NET INCOME

Item				Amount	Code
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)				(211,146)	4210
30. Provision for Federal income taxes (for parent only)					4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above					4222
a. After Federal income taxes of		4238			
32. Extraordinary gains (losses)					4224
a. After Federal income taxes of		4239			
33. Cumulative effect of changes in accounting principles					4225
34. Net income (loss) after Federal income taxes and extraordinary items			$	(211,146)	4230

MONTHLY INCOME

Item				Amount	Code
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$	(99,452)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Absolute Return Advisors, LTD — as of 12/31/06

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

Item		Code		Code
1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) 46	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days 47		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$	4430

DEBIT BALANCES

Item		Code		Code
12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List). 48		4469		
17. **Aggregate debit items			$	4470
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)			( )	4471
19. **TOTAL 14c3-3 DEBITS			$	4472

RESERVE COMPUTATION

Item		Code
20. Excess of total debits over total credits (line 19 less line 11) 49	$	4480
21. Excess of total credits over total debits (line 11 less line 19)		4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period		4510
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$	4530
26. Date of deposit (MMDDYY)		4540

FREQUENCY OF COMPUTATION

27. Daily 50 [4332] Weekly [4333] Monthly [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Absolute Return Advisors, LTD as of 12/31/06

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ..... 52 $ ______ [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ..... ______ [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 51 ______ [4335] ______ [4570]

D. (k)(3) — Exempted by order of the Commission ..... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B ..... $ ______ [4586]
   A. Number of items ..... ______ [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ..... $ ______ [4588]
   A. Number of items ..... 53 ______ [4589]

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ..... Yes ______ [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Absolute Return Advisors, LTD as of 12/31/06

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

Item	Amount	Code
1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market		7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)		7060

FUNDS ON DEPOSIT IN SEGREGATION

Item	Amount	Code
7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Absolute Return Advisors, LTD as of 12/31/06

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54	4600	4601	4602	$ 4603	4604	4605
55	4610	4611	4612	4613	4614	4615
56	4620	4621	4622	4623	4624	4625
57	4630	4631	4632	4633	4634	4635
58	4640	4641	4642	4643	4644	4645
59	4650	4651	4652	4653	4654	4655
60	4660	4661	4662	4663	4664	4665
61	4670	4671	4672	4673	4674	4675
62	4680	4681	4682	4683	4684	4685
63	4690	4691	4692	4693	4694	4695
			Total	$ 64 4699*		

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER Absolute Return Advisors, LTD as of 12/31/06

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

1. **Equity Capital**			
A. Partnership Capital:			
1. General Partners	65 $	[4700]	
2. Limited		[4710]	
3. Undistributed Profits		[4720]	
4. Other (describe below)		[4730]	
5. Sole Proprietorship		[4735]	
B. Corporation Capital:			
1. Common Stock		[4740]	
2. Preferred Stock		[4750]	
3. Retained Earnings (Dividends and Other)	66	[4760]	
4. Other (describe below)		[4770]	
2. **Subordinated Liabilities**			
A. Secured Demand Notes		[4780]	
B. Cash Subordinates		[4790]	
C. Debentures		[4800]	
D. Other (describe below)		[4810]	
3. **Other Anticipated Withdrawals**			
A. Bonuses		[4820]	
B. Voluntary Contributions to Pension or Profit Sharing Plans	67	[4860]	
C. Other (describe below)		[4870]	
Total			$ [4880]

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ [4240]
A. Net income (loss)		[4250]
B. Additions (includes non-conforming capital of	$ [4263]	68 [4260]
C. Deductions (includes non-conforming capital of	$ [4272]	[4270]
2. Balance, end of period (From item 1800)		$ [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ [4300]
A. Increases	[4310]
B. Decreases	( ) [4320]
4. Balance, end of period (From item 3520)	$ [4330]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Absolute Return Advisors, LTD as of 12/31/06

FINANCIAL AND OPERATIONAL DATA

	Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days				
A. breaks long	$	4890		4900
B. breaks short	$	4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [ ] 4930 No [ ] 4940

3. Personnel employed at end of reporting period:		
A. Income producing personnel		4950
B. Non-income producing personnel (all other)		4960
C. Total		4970
4. Actual number of tickets executed during current month of reporting period		4980
5. Nunber of corrected customer confirmations mailed after settlement date		4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences	5000	$ 5010	5020	$ 5030
7. Security suspense accounts	5040	$ 5050	5060	$ 5070
8. Security difference accounts	5080	$ 5090	5100	$ 5110
9. Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11. Bank account reconcilliations — unresolved amounts over 30 calendar days	5200	$ 5210	5220	$ 5230
12. Open transfers over 40 calendar days, not confirmed..	5240	$ 5250	5260	$ 5270
13. Transactions in reorganization accounts — over 60 calendar days	5280	$ 5290	5300	$ 5310
14. Total	5320	$ 5330	5340	$ 5350

	No. of Items	Leger Amount	Market Value
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)	5360	$ 5361	5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)	5363	$ 5364	5365

17. Security concentrations (See instructions in Part I):	
A. Proprietary positions	$ 5370
B. Customers' accounts under Rule 15c3-3	$ 5374
18. Total of personal capital borrowings due within six months	$ 5378
19. Maximum haircuts on underwriting commitments during the period	$ 5380
20. Planned capital expenditures for business expansion during next six months	$ 5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$ 5384
22. Lease and rentals payable within one year	$ 5386
23. Aggregate lease and rental commitments payable for entire term of the lease	
A. Gross	$ 5388
B. Net	$ 5390

OMIT PENNIES

ABSOLUTE RETURN ADVISORS, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

ABSOLUTE RETURN ADVISORS, LTD.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To The Stockholder and
Board of Directors
Absolute Return Advisors, Ltd.
Manchester Vermont

We have audited the accompanying statements of financial condition of Absolute Return Advisors, Ltd. as of December 31, 2006 and 2005, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Absolute Return Advisors, Ltd. as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Notes 1, 4, and 9, effective December 29, 2006, the Company ceased operations as a broker-dealer of securities and will conduct limited operations in the future. As a result, the Company has written down its property and equipment to zero as there will be limited or no future positive cash flows generated by these assets.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12, 13, and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Siliski & Buzzell, P.C.

February 26, 2007
Rutland, Vermont
Reg. No. 119

ABSOLUTE RETURN ADVISORS, LTD. **EXHIBIT A**

STATEMENT OF FINANCIAL CONDITION

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

ASSETS

	12/31/06	12/31/05
CURRENT ASSETS		
Cash	$370,245	$456,813
Fees and Commissions Receivable	36,742	98,504
Cash Held for Exclusive Benefit of Customers	10,098	69,928
Prepaid Expenses	-	1,665
Total Current Assets	417,085	626,910
PROPERTY AND EQUIPMENT		
Total Property and Equipment	-	249,250
Less: Accumulated Depreciation	-	142,954
Net Property and Equipment	-	106,296
OTHER ASSETS		
Deposits, Net	2,821	3,369
Total Other Assets	2,821	3,369
TOTAL ASSETS	$419,906	$736,575

LIABILITIES AND STOCKHOLDERS' EQUITY

	12/31/06	12/31/05
CURRENT LIABILITIES		
Credit Cards Payable	$ 2,257	$ 2,940
Accounts Payable	9,152	23,510
Accounts Held Under Soft Dollar Agreements	25,730	101,604
Accrued Payroll	-	6,843
Accrued Expenses	-	2,695
Total Current Liabilities	37,139	137,592
STOCKHOLDERS' EQUITY		
Common Stock 183.75 Shares Authorized, No Par Value 180.00 Issued and Outstanding	71,380	71,380
Retained Earnings	311,387	527,603
Total Stockholders' Equity	382,767	598,983
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$419,906	$736,575

See notes to financial statements.

ABSOLUTE RETURN ADVISORS, LTD. **EXHIBIT B**

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	12/31/06	12/31/05
REVENUES		
Commissions / Fees, Net	$ 707,924	$1,012,164
Interest and Dividends	8,750	3,406
TOTAL REVENUES	716,674	1,015,570
EXPENSES		
Advertising	4,375	-
Brokerage	65,870	107,128
Consulting Services	4,946	1,775
Data Services	44,676	38,982
Dues, Fees, and Subscriptions	15,531	20,830
Equipment Leases	5,109	5,983
Insurance	65,880	84,880
Repairs and Maintenance	1,006	13,632
Interest	364	251
Meals, Entertainment, and Travel	58,420	54,841
Miscellaneous	2,834	3,736
Office Expenses	11,778	21,315
Payroll and Payroll Taxes	407,419	431,131
Postage and Delivery	2,649	3,215
Professional Fees	20,315	40,812
Rent	36,569	35,210
Taxes	1,730	1,098
Telephone	26,505	34,808
Vehicle	25,944	27,609
Loss on Fixed Asset Dispositions	-	263
Contributions	200	2,000
Professional Development	782	1,447
Utilities	5,568	4,949
Depreciation	16,751	23,078
Order & Routing Fees	8,699	31,320
Fines	3,350	-
TOTAL EXPENSES	837,270	990,293
INCOME (LOSS)	(120,596)	25,277
LOSS ON WRITE DOWN OF ASSETS	(90,550)	-
NET INCOME (LOSS)	$(211,146)	$ 25,277

See notes to financial statements.

ABSOLUTE RETURN ADVISORS, LTD. **EXHIBIT C**

STATEMENT OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	12/31/06	12/31/05
Beginning Balance, January 1	$ 527,603	$ 523,519
Net Income (Loss)	(211,146)	25,277
Distributions to Stockholders	(5,070)	(21,193)
Ending Balance, December 31	$ 311,387	$527,603

See notes to financial statements.

ABSOLUTE RETURN ADVISORS, LTD. **EXHIBIT D**

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	12/31/06	12/31/05
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (211,146)	$ 25,277
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:		
Loss on Sale of Fixed Assets	-	263
Depreciation and Amortization	16,751	24,880
Loss on Write Down of Assets	90,550	-
(Increase) Decrease in Operating Assets:		
Fees and Commissions Receivable	61,762	(18,939)
Cash Held for Exclusive Benefit of Customers	59,830	15,670
Prepaid Expenses	1,665	(1,665)
Deposits, Net	548	650
Increase (Decrease) in Operating Liabilities:		
Credit Cards Payable	(683)	105
Accounts Payable	(14,358)	9
Amounts Held Under Soft Dollar Agreements	(75,874)	10,717
Accrued Payroll	(6,843)	(3,675)
Accrued Expenses	(2,695)	2,695
Total Adjustments	130,653	30,710
Net Cash Provided by (Used in) Operating Activities	(80,493)	55,987
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Disposition of Equipment	-	743
Purchase of Property and Equipment	(1,005)	(8,237)
Net Cash Used In Investing Activities	(1,005)	(7,494)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Stockholders	(5,070)	(21,193)
Net Cash Used In Financing Activities	(5,070)	(21,193)
Net Increase (Decrease) in Cash	(86,568)	27,300
Cash at Beginning of Year	456,813	429,513
Cash at End of Year	$ 370,245	$ 456,813
Supplementary Disclosure of Cash Flow Information:		
Cash Paid During the Year for Interest Expense	$ 364	$ 251
Cash Paid During the Year for Income Taxes	$ 708	$ 1,098

See notes to financial statements.

ABSOLUTE RETURN ADVISORS, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Absolute Return Advisors, Ltd. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

Absolute Return Advisors, Ltd. (the Company) operated as a broker-dealer in securities and was a member of the National Association of Securities Dealers, Inc. (NASD), see Note 9.

Starting in 2007, the Company's operations will be limited to making certain payments, including payments on operating leases and receiving reimbursements of these costs from a related party. It still owns property and equipment, which will be used by the related party. No lease arrangement has been established for the use of this property and equipment.

Accounts Receivable

Accounts receivable consists of commissions and fees receivable. Management considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible, they will be charged to operations when that determination is made.

Receivables are generally collected within 30 days; no interest is charged on amounts that have not been collected within 30 days.

Property, Equipment, and Depreciation

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewal and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income (the results of operations). Going forward, there will be no depreciation expense because the assets have been written down to zero.

The following lives were used to depreciate assets:

Furniture, Fixtures & Equipment	7 Years
Computer Equipment	3 - 5 Years
Leasehold Improvements	15 - 39 Years

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions

Commissions and related clearing expenses were recorded on a trade-date basis as securities transactions occur. The majority of the net commission revenue was earned by executing trades for three customers.

Income Taxes

The Company, with the consent of its stockholders, has elected, under the Internal Revenue Code, to be treated as an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on the income of the company. Therefore, no provision or liability for federal income taxes is included in these financial statements.

Cash and Cash Equivalents

For purposes of cash flow presentation, the Company considers currency, cash on hand, and demand deposits with financial institutions to be cash equivalents. Cash held for the exclusive benefit of others is not included in the definition of cash for the purposes of the cash flow statement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH HELD FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

This is money held for the benefit of customers and is used to make payments on behalf of customers under soft dollar agreements.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company was subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which required the maintenance of a minimum net capital amount as determined by law. As applied to the Company, the Rule required minimum net capital of $250,000 at December 31, 2006 and 2005, respectively. At December 31, 2006 the Company had net capital of $379,785, which was $129,785 in excess of the minimum requirement. At December 31, 2005, the Company had net capital of $455,392, which was $205,392 in excess of the minimum requirement.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 3 - NET CAPITAL REQUIREMENT (Continued)

In February, 2007, this net capital requirement was eliminated due to the termination of operations as a broker-dealer and the closing of the soft dollars arrangements with customers.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment for 2006 (before write down due to discontinued operations) and 2005 consisted of the following:

	2006		
	Cost	Accumulated Depreciation	Net Book Value
Leasehold Improvements	$ 93,104	$ 24,136	$ 68,968
Furniture and Fixtures	82,746	77,005	5,741
Computer Equipment	47,513	41,791	5,722
Office Equipment	26,892	16,773	10,119
Total	$250,255	$159,706	$ 90,550

	2005		
	Cost	Accumulated Depreciation	Net Book Value
Leasehold Improvements	$ 93,104	$ 17,734	$ 75,370
Furniture and Fixtures	82,746	72,309	10,437
Computer Equipment	46,508	39,546	6,962
Office Equipment	26,892	13,365	13,527
Total	$249,250	$142,954	$122,143

As of 12/31/06, all assets and related accumulated depreciation have been written down to $0 as required by Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of long-Lived Assets". Since the Company has discontinued operations as a broker-dealer and no lease agreement has been established, there are no future cash flows and accordingly the assets have been written down to zero.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 5 - OPERATING LEASES

The Company leases its office space, two vehicles, and one piece of office equipment. Future minimum rentals are as follows:

2007	$30,421
2008	$17,023
2009	$14,400
2010	$14,400
2011	$14,400

The payments on these leases will be reimbursed by a related company during their term.

NOTE 6 - RELATED PARTY TRANSACTIONS

As of January 1, 2005, the registered investment advisory portion of the business was separated into its own company so there were no investment management fees in 2005 or 2006.

The Company paid rent totaling $6,803 and $7,840 to a related party in 2006 and in 2005, respectively.

The Company paid rents of $21,576 and $18,127 in 2006 and in 2005, respectively on a month-to-month lease to a related party for the use of an apartment.

The Company provided consulting and administrative services to a limited liability company, under an expense sharing agreement. This agreement is reviewed quarterly. The Company received fees of $114,658 and $175,318 from this related party during 2006 and 2005, respectively. At December 31, 2006, there was zero due under this agreement. At December 31, 2005, there was $49,322 in accounts receivable from the related party, of which $37,247 was past 60 days due and was treated as an unallowed asset in the computation of net capital. In January of 2006, the related company paid $31,398 on its receivable and there will be no future consulting services provided.

Some of the money managers that the firm did business with and had soft dollar arrangements with also manage money for related investment partnerships.

NOTE 7 - PROFIT SHARING PLAN

In 1999, the Company adopted a profit sharing plan. This plan allowed the Company to make discretionary contributions of up to 15% of eligible employees compensation into the plan each year. No plan contribution was authorized for the tax years 2006 or 2005. The plan was dissolved and fully distributed out to plan participants in 2006.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 8 - CONTINGENCIES

During the year, the Company maintained cash balances at financial institutions in excess of federally insured limits. At December 31, 2006 and 2005, the cash in excess of insured limits was $116,207 and $330,897, respectively.

NOTE 9 - DELICENSING OF ARA AND FUTURE OPERATIONS

On December 29, 2006, the Company filed a Broker/Dealer Withdrawal Form (BDW) with the NASD electronically via CRD. The NASD accepted this form and ARA received a confirming letter from the SEC acknowledging the Company's voluntary withdrawal of all registrations. In January 2007, the Company zeroed out its Special Reserve Account for the Exclusive Benefit of Customers (15c3-3 Reserve Bank Account) by either returning the funds to its clients or paying the last of the soft dollar bills in its possession. Also during that period, the Company finalized the last reconciliations with Bank of New York and Direct Trading that resulted in final commission payments to the Company. In addition, the Company, in January 2007, paid all outstanding accounts payable accrued in 2006 as a result of brokerage operations. In February of 2007, the Company received all the monies held on its behalf by Bank of New York.

The Company will remain in existence and will continue to honor its obligations under existing lease arrangements and pay other certain expenses for which it will be reimbursed by a related company under a month-to-month informal agreement. This will result in a break-even cash flow.

Any remaining liquid assets of the Company will be paid to its shareholders during 2007.

ABSOLUTE RETURN ADVISORS, INC.

COMPUTATION OF NET CAPITAL

PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2006 AND 2005

	12/31/06	12/31/05
CREDITS		
Common Stock	$ 71,380	$ 71,380
Retained Earnings	311,387	527,603
DEBITS		
Non-Allowable Assets	(2,821)	(143,591)
Net Capital	379,946	455,392
Minimum Net Capital Requirement	250,000	250,000
Excess Net Capital	$129,946	$205,392
Reconciliation with Company's Computation (Included in Form X-17A-5 for the Years Ended December 31, 2006 and 2005):		
Net Capital as Reported in Company's Unaudited Focus Report	$384,220	$450,137
Audit Adjustments to Accounts Payable	(3,880)	-
	616	-
	-	361
Audit Adjustments for Accrued Payroll	-	177
Other Audit Adjustments, Net	(1,010)	4,717
Net Capital at End of Year Audited	$379,946	$455,392

See the accompanying Independent Auditor's Report.

ABSOLUTE RETURN ADVISORS, LTD.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Audior's Report.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL AUDITING CONTROL

To the Shareholders and
Board of Directors
Absolute Return Advisors, Ltd.
Manchester, Vermont

In planning and performing our audits of the financial statements of Absolute Return Advisors, Ltd. (the Company) for the years ended December 31, 2006 and 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Absolute Return Advisors, Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the Commission's objectives.

In addition, our audit indicated that Absolute Return Advisors, Ltd. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to Paragraph k(2)(ii) as of December 31, 2006 and 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the period.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Sikoski & Buzzell, P.C.

February 26, 2007
Rutland, Vermont
Reg. No. 119

END